No Show, Inc.
                         3415 Ocatillo Mesa Way
                       North Las Vegas, NV  89031
                       Telephone:  (702) 277-7366



October 9, 2007


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561


U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Alexandra M. Ledbetter
            Attorney-Advisor

Re: No Show, Inc.
    Registration Statement on Form SB-2
    Filed August 31, 2007
    File No. 333-145830


Dear Ms. Ledbetter:

On behalf of No Show, Inc. (the "Company), this letter responds to your September 26, 2007 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

Registration Statement on Form SB-2
-----------------------------------

1. We note that your officer and director, Ms. Zimmerman, was also the officer and director of two companies, DEZ, Inc. and Hair Therapists, Inc., both of which previously were reporting companies. We also note that these companies engaged in reverse mergers shortly after effectiveness of their registration statements. In light of this track record, please explain supplementally, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you.

Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.


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


Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize... offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932 (April 28, 1992),

RESPONSE:  The difference between DEZ, Inc. ("DEZ") and Hair Therapists,
Inc. ("Hair") as compared to No Show, Inc., is that, according to the DEZ and Hair's Registration Statements, both companies disclosed in their Registration Statements that they were "blank check" companies. No Show has a business plan. Rule 419 defines a "blank check company" as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Therefore, based on No Show's business plan, it does not qualify as a Rule 419 Company. Per your comment above we have added disclosure to the Registration why Rule 419 of Regulation C does not apply to No Show. See last paragraph on Page 22.


Cover page
----------

2. It appears that you may be engaged in a delayed or continuous offering of the shares registered. If so, please check the box for Rule 415 and include the undertakings required by Item 512(a) of Regulation S-B. See Interpretation G.133 of Manual of Publicly Available Telephone interpretations, While we note that, you appear to have provided most of the required language relating to the undertakings, paragraph No. 3 appears to be incomplete.
Please revise.

RESPONSE: We completed the required language relating to the undertakings in paragraph No. 3, and checked the box for Rule 415. See Page II-4.


Risk Factors, page 7
--------------------

3. See the risk factor entitled "We do not have an underwriter," on page 12. This risk factor is unclear considering the common stock is, in fact, being offered by the Selling shareholders, not the Company "through its officer, directors and several licensed agents of the issuer." Please revise or advise.

RESPONSE: We agree with your comment that our shares are being offered by the Selling shareholders. We have noted that the Selling Shareholders are deemed underwriters in the Registration Statement. Therefore, this risk factor is not applicable and has been deleted.


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

Offering Information, page 17
-----------------------------

4. Please refer to the following statement in the first full paragraph, second sentence, on Page 17: "The selling shareholders may sell their shares of our common stock at affixed price of $0.001 per share until shares of our common stock are quoted on the OTC Bulletin Board..." Please revise the price to read "$0.02" per share or explain the discrepancy between this price and the proposed offering price that appears elsewhere in your prospectus,such as in the discussion that appears under "Determination of Offering Price" on the same page. Please make consistent changes throughout your prospectus, including the discussion that appears under "Plan of Distribution."

RESPONSE: We have corrected the discrepancy throughout the document. Thank you for bringing this to our attention.


Description of Business, page 18
-------------------------------

5. Please revise this section to provide a clearer discussion of the current state of operations of the company's business. In its present form, the disclosure is unclear regarding when you intend to commence operations and exactly how you plan to implement your business plan. See Item 101 of Regulation S-B. As examples, please consider the following:

o In what types of retail clothing stores in Las Vegas do you plan to resell to and how do you plan to market your product? Why do you plan to initiate sales in Las Vegas?

o What contracts, if any, do you have with clothing contract manufacturers to replicate your designs?

o How, when and with what resources will you design your products, develop sales and marketing materials to promote your products to buyers, etc.?

The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. Include all key detail relevant to an understanding of your business. We may have further comments based on your revisions.

RESPONSE: We have expanded our disclosure to provide a clearer discussion of our current state of operations. See sections entitled, "Business Plan" and "Marketing Strategies" on Pages 17 & 18.





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


Management's Discussion and Analysis or Plan of Operation, page 21
-----------------------------------------------------------------

6. Please revise the discussion that appears under "Overview" on page 21 as this discussion appears to be applicable to a different issuer,

RESPONSE: We have revised the discussion under "Overview" to make it applicable to the issuer. See Page 21.


Selling Shareholders, page 28
-----------------------------

7. Please disclose the natural person(s) who have the ultimate voting or investment control over the shares held by Concept Capital Group, Inc., NM Capital Corporation, Point Blank Props, Inc., Propalo Enterprises and St. Paul Venture Fund, LLC. See Interpretation 1.60 of Manual of Publicly Available Telephone Interpretations.

RESPONSE: We have disclosed the natural person, who have the ultimate voting control along with their addresses for the entities listed. See Page 28.


8. Please disclose whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers.

RESPONSE: We have disclosed in the Registration Statement that none of the selling shareholders are broker-dealer or affiliated with broker-dealers. See Item 3 on Page 29.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.


Respectfully yours,

No Show, Inc.

By:   /s/ Doreen E. Zimmerman
---------------------------------
          Doreen E. Zimmerman
          Chief Executive Officer



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